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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------

                                  SCHEDULE 13G

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                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)



                               CYGNE DESIGNS, INC.
                               -------------------
                                (Name of Issuer)



                      COMMON STOCK $.01 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)



                                    232556100
                                 --------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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                             Page 1 of 5 Pages

CUSIP No. 232556100            13G            PAGE  2  OF  6 PAGES
          ---------                                ---    ---

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Irving Benson
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                             (b) / /
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 3  SEC USE ONLY

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 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen
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                  5     SOLE VOTING POWER
   NUMBER OF

    SHARES              940,061 shares
                 ------------------------------------------------------
 BENEFICIALLY     6     SHARED VOTING POWER

   OWNED BY
                        66,339 shares
     EACH        ------------------------------------------------------

   REPORTING      7     SOLE DISPOSITIVE POWER

    PERSON              940,061 shares
                 ------------------------------------------------------
     WITH         8     SHARED DISPOSITIVE POWER

                        66,339 shares
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 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,006,400 shares
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           / /
    CERTAIN SHARES*

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.1%
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12  TYPE OF REPORTING PERSON*

       IN
-----------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

Item 1(a)      Name of Issuer:

               Cygne Designs, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1372 Broadway
               New York, New York  10018

Item 2(a)      Name of Person Filing:

               See Item 1 of the cover page attached hereto

Item 2(b) Address of Principal Business Office, or if none, Residence:

                    c/o Cygne Designs, Inc.
                    1372 Broadway
                    New York, New York  10018

Item 2(c)      Citizenship:

               See Item 4 of the cover page attached hereto

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.01

Item 2(e)      CUSIP Number:

               232556100

Item 3         Not Applicable

Item 4         Ownership:

          (a)  Amount beneficially owned:
               See Item 9 of the cover page attached hereto which includes (i) 885,061 shares owned directly by Mr. Benson; (ii) 66,339 shares owned by Mr. Benson's spouse of which Mr. Benson disclaims beneficial ownership; and (iii) 55,000 shares issuable upon the exercise of options which are presently exercisable. Amount does not include an aggregate of 123,839 shares owned by Mr. and Mrs. Benson's children.



                                Page 3 of 5 Pages

          (b)  Percent of Class:
               See Item 11 of the cover page attached hereto.

          (c)   (i)  See item 5 of the cover page, which includes (i) 885,061 shares owned directly by Mr. Benson and (ii) 55,000 shares issuable upon the exercise of options which are presently exercisable.

               (ii) See item 6 of the cover page, which consists of 66,339 shares owned by Mr. Benson's spouse, as to which Mr. Benson disclaims beneficial ownership.

              (iii) See item 7 of the cover page, which includes (i) 885,061 shares owned directly by Mr. Benson and (ii) 55,000 shares issuable upon the exercise of options which are presently exercisable.

               (iv) See item 8 of the cover page, which consists of 66,339 shares owned by Mr. Benson's spouse, as to which Mr. Benson disclaims beneficial ownership.


Item 5      Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable

Item 8      Identification and Classification of Members of the Group:

            Not Applicable

Item 9      Notice of Dissolution of Group:

            Not Applicable

Item 10     Certification:

            Not applicable.

                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997

                                          IRVING BENSON


                                          /s/ IRVING BENSON
                                              ---------------------------------



                             Page 5 of 5 Pages